September 24, 2025

CeCe Chikhale
Chief Financial Officer
LTC PROPERTIES INC
3011 Townsgate Road, Suite 220
Westlake Village, CA 91361

       Re: LTC PROPERTIES INC
           10-K for the Fiscal Year Ended December 31, 2024
           10-Q for the Quarter Ended June 30, 2025
Dear CeCe Chikhale:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                        Sincerely,

                                                        Division of Corporation
Finance
                                                        Office of Real Estate &
Construction